UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.)*

                             BEI TECHNOLOGIES, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                 00005538P 10 4
                                 (CUSIP Number)

                      Charles Crocker and Affiliated Trusts
                           One Post Street, Suite 2500
                             San Francisco, CA 94104
                                 (415) 956-5250
            (Name, Address and Telephone Number of Person Authorized\
                     to Receive Notices and Communications)

                               September 27, 1997
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0005538P 10 4                                       SCHEDULE 13D                                         2 of 11

--------------------------------------------------------------------------------------------------------------------------
1                NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Charles Crocker
                 SS # ###-##-####
--------------------------------------------------------------------------------------------------------------------------

2                CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*                                                (a)   |_|
                                                                                                                (b)   |X|
--------------------------------------------------------------------------------------------------------------------------
3                SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------
4                SOURCE OF FUNDS*

                 00:  Distribution by parent company to stockholders

--------------------------------------------------------------------------------------------------------------------------
5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e)             |_|

--------------------------------------------------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.
--------------------------------------------------------------------------------------------------------------------------
   Number of     7       SOLE VOTING POWER
     shares
  beneficially           1,557,904
    owned by
      each               -------------------------------------------------------------------------------------------------
   reporting
  person with    8       SHARED VOTING POWER

                         0
                         -------------------------------------------------------------------------------------------------
                 9       SOLE DISPOSITIVE POWER

                         1,557,904
                         -------------------------------------------------------------------------------------------------
                 10      SHARE DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,157,904 *

                 * This  amount  includes  54,936  shares held by Fund B for the benefit of Charles Crocker III, Charles Crocker Trustee
--------------------------------------------------------------------------------------------------------------------------

12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                               |X|

                 The amount  indicated  does not include  200,000 shares held by
                 Charles  Crocker,  Trustee for Abigail E. Crocker,  and 200,000
                 shares held by Charles  Crocker,  Trustee for Sarah C. Crocker.
                 Charles Crocker disclaims beneficial ownership of such shares.
--------------------------------------------------------------------------------------------------------------------------

13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 16.3 %
--------------------------------------------------------------------------------------------------------------------------

14               TYPE OF REPORTING PERSON*

                 IN: 00 (Trust, see Item 11 above)
--------------------------------------------------------------------------------------------------------------------------



CUSIP No. 0005538P 10 4                                       SCHEDULE 13D                                  3 of 11
--------------------------------------------------------------------------------------------------------------------------
1                NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Fund B for  benefit of Charles  Crocker  III,  Charles  Crocker
                 Trustee SS #  ###-##-####  ; IRS  Identification  No. for Trust
                 94-6083755

--------------------------------------------------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*                                                   (a)  |_|
                                                                                                                   (b)  |X|

--------------------------------------------------------------------------------------------------------------------------
3                SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------
4                SOURCE OF FUNDS*

                 00:  Distribution by parent company to stockholders
--------------------------------------------------------------------------------------------------------------------------

5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e)               |_|

--------------------------------------------------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.  Trust established under California law
--------------------------------------------------------------------------------------------------------------------------

   Number of     7       SOLE VOTING POWER
     shares
  beneficially           54,936
    owned by
      each               -------------------------------------------------------------------------------------------------
   reporting
  person with    8       SHARED VOTING POWER

                         0
                         -------------------------------------------------------------------------------------------------

                 9       SOLE DISPOSITIVE POWER

                         54,936
                         -------------------------------------------------------------------------------------------------
                 10      SHARE DISPOSITIVE POWER

                         0

--------------------------------------------------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 54,936 *

--------------------------------------------------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                 |X|
                 The amount indicated does not include 1,102,968 shares held by Charles Crocker, 200,000 shares held by Charles Crocker, Trustee for Abigail E. Crocker, and 200,000 shares held by Charles Crocker,
                 Trustee for Sarah C. Crocker.  Fund B for benefit of Charles Crocker III, Charles Crocker Trustee, disclaims beneficial ownership of such shares.

--------------------------------------------------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.8 %

--------------------------------------------------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON*
                 IN: 00 (Trust, see Item 1 above)

--------------------------------------------------------------------------------------------------------------------------


CUSIP No. 0005538P 10 4                                       SCHEDULE 13D                                  4 of 11

--------------------------------------------------------------------------------------------------------------------------
1                NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Charles Crocker, SS # ###-##-####, Trustee for Abigail E. Crocker
                 Trust IRS Identification No. 94-6363847

--------------------------------------------------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*                                                    (a) |_|
                                                                                                                    (b) |X|

--------------------------------------------------------------------------------------------------------------------------
3                SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------
4                SOURCE OF FUNDS*

                 00:  Distribution by parent company to stockholders

--------------------------------------------------------------------------------------------------------------------------
5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e)               |_|

--------------------------------------------------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION

                 USA,  Trust established under California law

--------------------------------------------------------------------------------------------------------------------------
   Number of     7       SOLE VOTING POWER
     shares
  beneficially           200,000
    owned by
      each               -------------------------------------------------------------------------------------------------
   reporting
  person with    8       SHARED VOTING POWER

                         0
                         -------------------------------------------------------------------------------------------------
                 9       SOLE DISPOSITIVE POWER

                         200,000
                         -------------------------------------------------------------------------------------------------
                 10      SHARE DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 200,000 *

--------------------------------------------------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                 |X|
                 The amount indicated does not include 1,102,968 shares held by Charles Crocker, 54,936 shares held by Fund B for benefit of Charles Crocker III, Charles Crocker Trustee, and 200,000 shares held by
                 Charles Crocker, Trustee for Sarah C. Crocker.  Charles Crocker, Trustee for Abigail E. Crocker,
                 disclaims beneficial ownership of such shares.

--------------------------------------------------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 2.8 %

--------------------------------------------------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON*

                 IN: 00 (Trust, see Item 1 above)
--------------------------------------------------------------------------------------------------------------------------

CUSIP No. 0005538P 10 4                                       SCHEDULE 13D                                  5 of 11

--------------------------------------------------------------------------------------------------------------------------
1                NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Charles Crocker, SS # ###-##-####, Trustee for Sarah C. Crocker
                 Trust IRS Identification No. 94-6363848

--------------------------------------------------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*                                                   (a)  |_|
                                                                                                                   (b)  |X|

--------------------------------------------------------------------------------------------------------------------------
3                SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------
4                SOURCE OF FUNDS*

                 00:  Distribution by parent company to stockholders

--------------------------------------------------------------------------------------------------------------------------
5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e)               |_|

--------------------------------------------------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION

                 USA,  Trust established under California law

--------------------------------------------------------------------------------------------------------------------------
   Number of     7       SOLE VOTING POWER
     shares
  beneficially           200,000
    owned by
      each               -------------------------------------------------------------------------------------------------
   reporting
  person with    8       SHARED VOTING POWER

                         0
                         -------------------------------------------------------------------------------------------------
                 9       SOLE DISPOSITIVE POWER

                         200,000
                         -------------------------------------------------------------------------------------------------
                 10      SHARE DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 200,000 *

--------------------------------------------------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                 |X|
                 The amount indicated does not include 1,102,968 shares held by Charles Crocker, 54,936 shares held by Fund B for benefit of Charles Crocker III, Charles Crocker Trustee, and 200,000 shares held by
                 Charles Crocker, Trustee for Abigail E. Crocker.  Charles Crocker, Trustee for Sarah C. Crocker,
                 disclaims beneficial ownership of such shares.

--------------------------------------------------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 2.8 %

--------------------------------------------------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON*

                 IN: 00 (Trust, see Item 1 above)
--------------------------------------------------------------------------------------------------------------------------

CUSIP No. 0005538P 10 4          SCHEDULE 13D                            6 of 11


Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is the Common Stock, par value $0.001 per share (the "Shares"), of BEI Technologies, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is One Post Street, Suite 2500, San Francisco, California 94104.

Item 2.  Identity and Background

         The person(s) filing this Statement are Charles Crocker; Fund B for benefit of Charles Crocker III, Charles Crocker, Trustee; Charles Crocker, Trustee for Abigail E. Crocker; and Charles Crocker, Trustee for Sarah C. Crocker. The business address is One Post Street, Suite 2500, San Francisco, California 94104. During the last five years, Charles Crocker has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has Mr. Crocker been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Crocker was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Each of the reporting persons in this statement acquired the shares reported as a result of the spin-off of BEI Technologies, Inc. from its parent, BEI Electronics, Inc. on September 27, 1997, which was effected by the distribution by BEI Electronics, Inc. to its stockholders of one share of common stock of BEI Technologies, Inc. for each share of common stock of BEI Electronics, Inc. held by such stockholder on the record date for the distribution.

Item 4.  Purpose of Transaction

Each of the reporting persons named in this statement has acquired his or its respective shares strictly for the purpose of equity security investment and have no present plans or proposals which would relate to or result in:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

CUSIP No. 0005538P 10 4          SCHEDULE 13D                            7 of 11

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g)  Changes  in  the   Company's   charger,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

         (a)(i) As of the date of this Statement, Charles Crocker is a beneficial owner of 1,102,968 shares (approximately 15.5% of the outstanding Shares as of November 24, 1997, based on information provided in the Company's 10-K filed December 9, 1997).

            (ii) As of the date of this Statement, Fund B for benefit of Charles Crocker III, Charles Crocker, Trustee is a beneficial owner of 54,936 shares (approximately 0.8% of the outstanding Shares as of November 24, 1997, based on information provided in the Company's 10-K filed December 9, 1997).

            (iii) As of the date of this Statement, Charles Crocker, Trustee for Abigail E. Crocker Trust (the "Abigail Trust") is the beneficial owner of 200,000 shares (approximately 2.8% of the outstanding Shares as of November 24, 1997, based on information provided in the Company's 10-K filed December 9,
1997). Mr. Crocker, as Trustee of the Abigail Trust expressly disclaims beneficial ownership of such shares owned by the Abigail Trust, and the filing of this statement shall not be construed as an admission that Mr. Crocker is the beneficial owner of such shares.

            (iv) As of the date of this Statement, Charles Crocker, Trustee for Sarah C. Crocker Trust (the "Sarah Trust") is the beneficial owner of 200,000 shares (approximately 2.8% of the outstanding Shares as of November 24, 1997, based on information provided in the Company's 10-K filed December 9, 1997). Mr. Crocker, as Trustee of the Sarah Trust expressly disclaims

CUSIP No. 0005538P 10 4            SCHEDULE 13D                          8 of 11

beneficial ownership of such shares which may be beneficially owned by the Sarah Trust, and the filing of this statement shall not be construed as an admission that Mr. Crocker is the beneficial owner of such Shares.


         (b)(i) Charles Crocker has sole voting power and sole investment power with respect to the Shares reported in (a)(i), (a)(ii), (a)(iii) and (a)(iv) above.

         (c) No transactions have been effected which are required to be disclosed.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported on this statement.

         (e)    Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         To the best of the knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the named reporting persons and between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

         The following document is filed herewith as an exhibit to this statement:

                  (a)  Joint Filing Agreement

CUSIP No. 0005538P 10 4            SCHEDULE 13D                          9 of 11



Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/S/ CHARLES CROCKER
---------------------------
Charles Crocker

5/11/98
----------------
Date

Fund B for benefit of Charles Crocker, III
Charles Crocker, Trustee

by:  /S/ CHARLES CROCKER
    ---------------------------
    Charles Crocker, Trustee

5/11/98
----------------
Date

Abigail E. Crocker Trust

/S/ CHARLES CROCKER
---------------------------
Charles Crocker, Trustee
     for Abigail E. Crocker

5/11/98
----------------
Date

Sarah C. Crocker Trust

/S/ CHARLES CROCKER
---------------------------
Charles Crocker, Trustee
     for Sarah C. Crocker

5/11/98
----------------
Date

CUSIP No. 0005538P 10 4             SCHEDULE 13D                        10 of 11



                                  EXHIBIT INDEX


Exhibit                                                                     Page
-------                                                                     ----

99.1              Joint Filing Agreement                                     11